Jim Dobbins · 3rd

 **The Coca-Cola Company**

Plant Manager at The Coca-Cola Company

Hillsborough County, New Hampshire, United States ·
14 connections · **Contact info**

Experience



Plant Manager
The Coca-Cola Company
Feb 1995 – Present · 26 yrs 2 mos

Interests



The Coca-Cola Company
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